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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65505

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mercadien Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3625 Quakerbridge Road
(No. and Street)

Hamilton	NJ	08619
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ken Kamen	609-689-2318	kkamen@mercadien.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)
02/23/2010		3598	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ken Kamen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mercadien Securities LLC _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Cheryl DeBronzo
NOTARY PUBLIC OF NEW JERSEY
Commission # 50143223
My Commission Expires 11/20/2025

Signature: _ken kamen_
DocuSigned by:
9ABA98161FA041D...

Title:
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mercadien Securities, LLC
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2023

Mercadien Securities, LLC
Index to the Financial Statements
December 31, 2023

Page

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

<u>Report of Independent Registered Public Accounting Firm</u>

To the Members of
Mercadien Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Mercadien Securities, LLC as of December 31, 2023, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Mercadien Securities, LLC as of December 31, 2023 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mercadien Securities, LLC's management. My responsibility is to express an opinion on Mercadien Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Mercadien Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Mercadien Securities, LLC's financial statements.

The supplemental information is the responsibility of Mercadien Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Mercadien Securities, LLC auditor since 2016.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 12, 2024

<h1 style="text-align:center">Mercadien Securities, LLC</h1>

Statement of Financial Condition

December 31, 2023

ASSETS

Cash	$	85,761
Deposit with clearing agent		50,000
Prepaid expenses		10,549
Total Assets	$	146,310

LIABILITIES and MEMBERS' EQUITY

<u>Liabilities</u>

Accounts payable	$	6,616
Due to Clearing Agent		5,230
Due to Related Party		4,125
Total Liabilities		15,971
Members' Equity		130,339
Total Liabilities & Members' Equity	$	146,310

The accompanying notes are an integral part of the financial statements.

2


Mercadien Securities, LLC

Statement of Operations

Year Ended December 31, 2023


Revenues

Investment advisory fees	$	2,348,164
Asset management fees		12,817
Interest income		2,205
Total Revenues		2,363,186

Operating Expenses

Administrative charges	24,464
Money manager fees	323,736
Management fees	1,911,000
Customer clearance	76,689
Legal & Professional Fees	6,575
License	12,137
Other insurance	648
Postage	352
Professional membership	1,000
Publications	4,635
Miscellaneous	200
Other taxes	550
Total Operating Expenses	2,361,986

Net Income	$	1,200

The accompanying notes are an integral part of the financial statements.

Mercadien Securities, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2023

	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2023	$ 99,012	$ 30,127	$ 129,139
Net income for the Year Ended December 31, 2023		1,200	1,200
Balance, December 31, 2023	$ 99,012	$ 31,327	$ 130,339

The accompanying notes are an integral part of the financial statements.


Mercadien Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2023


CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	1,200
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
(Increase) Decrease in Assets		
Prepaid expenses		(545)
Increase (Decrease) in Liabilities		
Accounts payable		65
Due to related Party		4,125
Due to Clearing Agent		515
Net cash provided by operating activities		5,360
Net increase in cash		5,360
Cash, Beginning of Year		80,401
Cash, End of Year	$	85,761
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Mercadien Securities, LLC (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a brokerage firm that sells securities and provides investment banking and investment advisory services to corporations and individuals located in New Jersey.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Investment Advisory Fees and Revenue Recognition

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. Revenue recognition guidance requires an entity to recognize the amount of revenue to which it is entitled for the transfer of promised goods or services to customers.

Investment advisory fees are calculated and charged quarterly in advance based on the market value of accounts on the last day of the previous quarter. Clients receive a pro rata refund of any unearned fees should they terminate their relationship with the Company prior to the end of the quarter.

Fees include investment advisory and financial planning services provided by our affiliated Registered Investment Advisor firm, Mercadien Asset Management (MAM), and as such the portion of total revenue attributable to MAM is distributed to them. Mercadien Securities LLC (MS) portion of the fee are for the processing and execution of MAM's market related activities and are generally satisfied once the date of such service is rendered.

MS has a selling agreement with fund companies for 529 plans and mutual funds. Commissions are recorded and considered earned on the trade date because it is deemed that is when the performance obligation has been met.

There were no unsatisfied performance obligations at December 31, 2023.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Instruments

The fair values of cash, accounts payable, and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2023 balance sheet date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through February 12, 2024, which is the date the financial statements were issued.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

RECEIVABLE FROM / DUE TO CLEARING AGENT

The Company clears all security transactions through its clearing agent, RBC Capital Markets Corporation. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023 the Company had net capital of $119,790, which was $69,790 in excess of its required net capital. The Company's net capital ratio was .1333 to 1.

RELATED PARTY TRANSACTIONS

Effective July 1, 2010, the Company entered into a revised Expense and Facilities Sharing Agreement with an affiliate of one of the Company's members. The agreement is effective for one year, with automatic annual renewal periods, cancelable by either party with proper notice of termination. Under the terms of the revised agreement, the Company leases office space in Hamilton from the affiliate on a month to month basis currently at a rate of $1,079 per month. Rent expense under this agreement amounted to $12,943 for the year ended December 31, 2023. No amounts were unpaid or outstanding under this arrangement as of December 31, 2023.

Terms of the revised Expense and Facilities Sharing Agreement also provide the Company with certain administrative support services from the affiliate on a month to month basis. Expenses under this arrangement amounted to $11,521 for the year ended December 31, 2023. The Company owed $4,125 under this arrangement as of December 31, 2023.

The Company collects asset management fees on behalf of Mercadien Asset Management ("MAM"). The Company then remits those fees to MAM. During the year ended December 31, 2023, the Company collected $1,911,000 and remitted $1,911,000 to MAM under this arrangement, which is reflected in the Statement of Operations. Only the amount of revenues earned by the Broker Dealer and retained by the Broker Dealer are reflected on the company's FOCUS filing.

As of December 31, 2023, the Company owed the related entity $0.

SUPPLEMENTAL SCHEDULES

Mercadien Securities, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2023

NET CAPITAL

Total Members' Equity	$	130,339

Deductions and/or Charges:
Non-Allowable Assets:

Prepaid expenses		10,549
Total Non-Allowable Assets		10,549
Net Capital	$	119,790
AGGREGATE INDEBTEDNESS	$	15,971

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$	1,065
Minimum dollar net capital requirement	$	50,000
Excess Net Capital	$	69,790
Net Capital less 120% of minimum net capital requirement	$	59,790
Ratio of Aggregate Indebtedness to Net Capital		.1333 to 1

There are no material differences between the preceding Computation of Net Capital and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2023.

Mercadien Securities, LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Year Ended December 31, 2023

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1
and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted
by Mercadien Securities, LLC, in my opinion no material differences exist which would materially
effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Mercadien Securities, LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2023

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Mercadien Securities, LLC
has not engaged in the clearing or trading of any securities and did not hold customer funds or
securities during the reporting period January 1, 2023 through December 31, 2023 and therefore
is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mercadien Securities, LLC

I have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Mercadien Securities, LLC identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Mercadien Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii) and Footnote 74 of the SEC Release No. 34-70073, (the "exemption provisions") and (2) Mercadien Securities, LLC stated that Mercadien Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 12, 2024

Mercadien Securities, LLC
3625 Quakerbridge Road
Hamilton, New Jersey 08619
(609) 689-9700

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Mercadien Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Statement was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

_____

Mercadien Securities, LLC

I, Kenneth Kamen, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

DocuSigned by:

ken kamen

9ABA96161FA041D...

Kenneth A. Kamen
Title:President/CCO

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures

To the Members of
Mercadien Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Mercadien Securities, LLC and and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Mercadien Securities, LLC for the year ended December 31, 2023 solely to assist you and SIPC in evaluating Mercadien Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mercadien Securities, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2.. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2023, as applicable, with the total revenue reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 12, 2024

SIPC Total Revenue	$2,363,185
Deductions:	
Other revenue not related either directly or indirectly to the securities business.	(1,911,000)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(76,688)
SIPC Net Operating Revenues	$ 375,497
General Assessment at .0015	$ 563
Less:	
Payment made with SIPC-6	284
Payment made with SIPC -7	$ 279